VIA EDGAR

November 10, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             USANA Health Sciences, Inc.

Form 10-K for the Fiscal Year Ended January 3, 2015

Filed March 17, 2015

File No. 000-21116

Dear Mr. Rosenberg:

On behalf of USANA Health Sciences, Inc. (the “Company” or “USANA”), I am writing to respond to your letter dated October 23, 2015, which sets forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 3, 2015 (the “2014 Form 10-K”). For your convenience, the full text of the Staff’s comment is set forth below in bold type, and the Company’s response directly follows the applicable text in regular type.

Notes to Consolidated Financial Statements

Note A — Summary of Significant Accounting Policies

Revenue Recognition, page F-13

1.              You state that you consider the sales discounts under your initial order reward program to be part of a multiple element arrangement and accordingly are deferred when the first order is placed and recognized as customers place their subsequent two orders.  Please tell us:

•                  The reason you believe the transaction is a multiple element arrangement under ASC 605-25;

•                  How you determine the amount to defer under that accounting and how it compares to the contractual amount of the discount earned (i.e. same, higher, lower);

•                  How your method of recognizing these discounts as customers place their subsequent two orders complies with ASC 605-50-25.

•                  Please provide us an example of your calculations and the respective journal entries.

USANA’s Response:

The Company acknowledges the Staff’s comment and has reviewed its disclosure regarding its characterization of sales discounts under its initial order (IO) reward program to be part of a multiple element arrangement. By way of background, in August 2013, the Company introduced a new IO reward program, which is a price discount for new customers. This price discount (the “IO discount”) works as follows:

•                  A new customer pays full price for his or her first product order from the Company (their IO);

•                  The customer will become eligible for the IO discount on their next two orders of products from the Company if the customer signs up for the Company’s auto order program (Auto-order), which is essentially the Company’s product subscription program;

•                  The IO discount, which is equal up to 10% of the value of the customer’s IO, is split in half and applied equally to the customer’s next two Auto-orders; and

•                  For the IO discount to be applied, the customer’s first Auto-order must occur within the first 5 weeks of the IO, and the second Auto-order must occur within the first 9 weeks of the IO.

Each portion of the IO discount has an expiration date that coincides with the rules stated above.  As the customer’s first and second Auto-orders are processed, the IO discount is applied on the orders if the customer qualifies for the discount based on the criteria above.

We believe the Company’s IO discount meets the criteria of a multiple element arrangement under ASC 605-25. In making this determination, we considered the guidance in ASC 605-50-25 on customer payments and incentives, which states:

25-1                The guidance in this Section addresses when to recognize the cost of a sales incentive and how to measure it. The guidance applies only to arrangements in which both of the following conditions are met:

a                                         The incentive is linked to a single sales transaction (that is, multiple sales transactions are not required in order for the customer to exercise the incentive).

b                                         The vendor does not receive an identifiable benefit from the customer in exchange for the sales incentive.

Because the IO discount is not linked to a single sales transaction and multiple sales transactions are required for the customer to receive the incentive, we determined that the IO discount does not fall under ASC 605-50-25.

In addition, we further considered the scope and scope exceptions guidance in ASC 605-50-15, which states:

15-2                                               The guidance in this Subtopic applies to the following transactions, organized by entity:

a                                         Vendor’s accounting for consideration given to a customer (including a reseller of the vendor’s products), as follows: . . .

2                                         The guidance in paragraphs 605-50-25-7 through 25-9 applies only to vendor offers to rebate or refund a specified amount of cash consideration that are redeemable only if a customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period, and do not provide the vendor with an identifiable benefit.

15-3                                               The guidance in this Subtopic does not apply to any of the following: . . .

b                                         Offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions or remained a customer for a specified time period (for example, point and loyalty programs)

As noted in the scope and scope exceptions guidance, 605-50-25 only applies to vendor offers to rebate or refund a specified amount of cash consideration.  Cash consideration is defined in the guidance as, “Cash payments and credits that the customer can apply against trade amounts owed to the vendor.”  The IO discount is not a cash payment or a credit that the customer can apply against trade amounts owed.  Rather, it is a discount that is applied only if the customer completes a specified number of future transactions.  We believe this guidance clearly supports our conclusion that the IO discount does not fall under ASC 605-50-25.

We performed an analysis of the IO discount and concluded that because multiple sales transactions are required for the customer to receive the incentive, the arrangement represents a multiple element arrangement under ASC 605-25.  Further, we determined that the IO discount is a significant incremental discount that represents an additional element of the arrangement.  Therefore, we determined the appropriate accounting for the IO discount by analogy to the guidance in ASC 985-605-25 on accounting for significant incremental discounts in a multiple element arrangement, which states:

25-8 If a discount is offered in a multiple-element arrangement, a proportionate amount of that discount shall be applied to each element included in the arrangement based on each element’s fair value without regard to the discount.

In accordance with this guidance, a proportionate amount of the IO discount should be allocated to each transaction in the arrangement, including the IO, which would result in deferred revenue being recorded in conjunction with the IO.  The deferred revenue would then subsequently be recognized as each of the two required Auto-orders occur, assuming all other revenue recognition criteria are met.  If the IO discount expires unused, any applicable deferred revenue would be recognized upon expiry of the discount.

Due to the nature of the IO discount, the maximum amount of the discount on future purchases is quantifiable, however, the future products to which the discount is to be applied is not specified.  As such, to determine the proportionate amount of the IO discount to allocate to each transaction in the arrangement, we considered the following guidance from ASC 985-605-55:

55-83     If the maximum amount of the incremental discount on the future purchases is quantifiable, that quantifiable amount should be allocated to the elements of the arrangement and the future purchases assuming that the customer will purchase the minimum amount necessary to utilize the maximum discount, if either of the following conditions exists:

a                 The future products or services to which the discount is to be applied is not specified in the arrangement (for example, a customer is allowed a discount on any future purchases).

b                 The fair value of the future purchases cannot be determined under paragraphs 985-605-25-6 through 25-7.

Given the high volume of low dollar transactions to which the guidance applies and the immateriality of the related deferred revenue balance ($1.7 million as of January 3, 2015, which is less than 0.22% of Revenue for Fiscal 2014), we have developed an accounting estimate methodology as a practical method of applying the guidance above to the overall population of IO transactions.  Under our accounting methodology, approximately two-thirds of the IO discount is recorded as deferred revenue upon recognition of the IO, which we believe is representative of the overall population and utilization of the program.

Under our accounting methodology, in an example transaction where a new customer submits a qualifying IO of $300 (discount of $30 or 10%) and has subsequent Auto-orders of $75 each, we would record the following journal entries:

a)             When an IO is recognized:

DR	Cash	300
CR	Sales		300
DR	Sales discount (reduction of revenue)	20
CR	Deferred revenue		20

b)             When the first and second Auto-orders are recognized:

DR	Cash	60
CR	Sales		75
DR	Sales discount (reduction of revenue)	5
DR	Deferred revenue	10

We believe this accounting methodology results in an appropriate amount of the IO discount being recorded as deferred revenue upon recognition of the IO and we believe that had we applied the guidance above to individual transactions, the difference would be less than $250,000 as of January 3, 2015.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Staff’s comment and questions. Please advise us at your earliest convenience if you have any questions or require additional information. Please direct any questions to the undersigned at (801) 954-7745. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Paul A. Jones
Paul A. Jones
Chief Financial Officer

cc:                                Rolf Sundwall, Staff Accountant, Securities and Exchange Commission

Lisa Vanjoske, Assistant Chief Accountant, Securities and Exchange Commission